UNITED STATES

SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE

FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BIO-key International, Inc.

Full Name of Registrant

Former Name if Applicable

3349 Highway 138

Building A

Suite E

Address of Principal Executive Office (Street and Number)

Wall, NJ 07719

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The compilation and review of certain financial and other information necessary for the completion of the review of the financial statements to be included in the registrant’s Form 10-Q for the quarterly period ended June 30, 2022 could not be completed within the prescribed time period without unreasonable effort and expense. The registrant expects to file the Form 10-Q as soon as reasonably practicable and in any event, on or before the 5th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cecilia Welch	732	359-1112
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant will report the following significant changes in its results of operations for the quarterly period ended June 30, 2022 as compared to the results for corresponding period in 2021:

●	Revenue will be $1,947,115 as compared to $992,090 in the quarter ended June 30, 2021;
●	Total costs and other expenses will be $723,953 as compared to $239,569 in the quarter ended June 30, 2021;
●	Gross profit will be $1,223,162 as compared to $752,521 in the quarter ended June 30, 2021;
●	Total costs and other expenses will be $2,790,656 as compared to $1,865,036 in the quarter ended June 30, 2021;
●	Net loss will be $(1,718,957) as compared to $(1,161,683) in the quarter ended June 30, 2021; and
●	Basic and diluted loss per common share will be $(0.21) as compared to $(0.15) in the quarter ended June 30, 2021.

BIO-key International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2022	By:	/s/ Cecilia Welch
Name: Cecilia Welch
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).